UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   August 16, 2010           File No.  001-33503

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Announces $559K Operating Cash Flow for Q2 2010

Quarterly Production Increased by 89%

Vancouver, British Columbia, August 16, 2010 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) (“Dejour”), an independent oil and natural gas company operating multiple exploration and production projects in Northeastern British Columbia and Western Colorado, today announced the release of its financial results for the second quarter period ended June 30, 2010.

During the second quarter, Dejour placed two new wells into production at the company operated Drake/Woodrush Field. The success of the first quarter drilling program at Drake/Woodrush was an important step towards meeting Dejour’s growth targets for 2010.   Key to the Company’s 2010 strategy was expected improvement in the operating performance in the 2nd quarter (as referred to in the Company’s May 13, 2010 news release). In Q2, the production was almost double the production for the 1st quarter. This substantial production improvement provided the Company with the generation of positive operating cash flow for the quarter. In addition, according to the recently updated reserve evaluation report from an independent consultant, Dejour raised the net present value of Proved and Probable Reserves at Drake/Woodrush by 150% to $17 million at June 30, 2010. In view of its strong production growth and significant increase in reserve value at Drake/Woodrush, the Company will continue its focus on exploiting development opportunities in these properties.

Q2 2010 Key achievements

•	Successfully brought two new wells into production, generating positive operating cash flow of $559,000.

•
Increased Proved and Probable Producing Reserves at Drake/Woodrush to 534,000 Barrels of Oil Equivalent (58% oil), with a Present Value 10% (PV 10) at $15.7 million, an increase of 140% from December 31, 2009 PV 10 value of $6.5 million.

•	Increased net production to 599 BOE/D (58% oil) in Q2 2010, an 89% increase over Q1 2010.

•	Increased operating netback to $1.5 million in Q2 2010, a 416% improvement over Q1 2010.

•	Increased EBTIDA by $1,575,000 delivering a positive EBITDA of $658,000, and yielded a positive Adjusted EBITDA of $808,000 in Q2.

Key corporate objectives for the remainder of 2010

•	Generate operating profits by 2010 Q4;
•	Increase oil production and reserves with the drilling of additional wells, in Q3 2010, at the Drake/Woodrush Field;
•	Confirm the waterflood potential with Q3 drilling and begin project implementation in Q4;
•	Complete the permitting/engineering for the Phase 1 drilling at Gibson Gulch; and
•	Procure a commitment on a competitive non-equity project funding package for Phase 1 drilling at Gibson Gulch.

Summary of Selected Financial Highlights

		Three months ended June 30,
		2010	2009
		$	$
Revenue	Note (1)	2,768,000	1,682,000
Net loss	Note (2)	(344,000)	(781,000)
Net loss per share	Note (3)	(0.003)	(0.011)
Operating cash flow (1)	Note (4)	559,000	(243,000)
Operating netback (1)	Note (5)	1,464,000	830,000
EBITDA (1)	Note (6)	658,000	490,000
Adjusted EBITDA (1)	Note (6)	808,000	560,000

(1)	Operating cash flow, Operating netback, EBITDA and Adjusted EBITDA are non-GAAP measures and are defined in details in the “Non-GAAP Measures” below.

Notes:

(1)	Revenue for Q2 2010 increased to $2,768,000 from $1,682,000 for Q2 2009. The increase was mainly attributable to the two new wells commenced production in May 2010.

(2)
Net loss for Q2 2010 decreased to $344,000 from $781,000 for Q2 2009. The decrease was due to higher revenues and lower operating and transportation and depletion expenses, partially offset by higher royalties.

(3)	Net loss per share for Q2 2010 was $0.003 compared to $0.011 for Q2 2009. The decrease was mainly the result of lower net loss for the current quarter.

(4)
The Company generated a positive operating cash flow of $559,000 for Q2 2010 compared to a negative operating cash flow of $243,000 for Q2 2009. It was mainly the result of the two new wells commenced production in May 2010.

(5)	Operating netback for Q2 2010 increased to $1,464,000 from $830,000 for Q2 2009. The increase was due to the two new wells commenced production in May 2010.

(6)	EBITDA for Q2 2010 increased to $658,000 from $490,000 for Q2 2009. Adjusted EBITDA for Q2 2010 increased to $808,000 from $560,000 for Q2 2009. The increase was mainly attributable to lower net loss.

Summary of Selected Operational Highlights

DEAL Production and Netback Summary

		Three Months Ended June 30,
		2010	2009
Production Volumes:
Oil and natural gas liquids (bbls)		31,753	15,777
Gas (mcf)		136,538	207,748
Total (BOE)	Note (1)	54,509	50,402

Average Price Received:
Oil and natural gas liquids ($/bbls)		65.79	59.43
Gas ($/mcf)		4.29	3.88
Total ($/BOE)		49.08	34.61

Royalties ($/BOE)	Note (2)	10.11	(0.45)

Operating Expenses ($/BOE)	Note (3)	12.11	18.60

Netbacks ($/BOE)	Note (4)	26.87	16.45

Notes:

(1)	The increase in production was mainly due to the two new wells commenced production in May 2010.

(2)
Royalties of $10.11 per BOE for Q2 2010 were substantially higher than the prior year’s quarter of $(0.45) per BOE. The increase was consistent with higher revenues generated. In Q2 2009, the British Columbia government approved a royalty holiday for the first 72,000 barrels of oil production on one of the Company’s oil wells.  The Company received a royalty credit of $280,000 from the BC provincial government, resulting in a net royalty recovery for the quarter.  This 72,000 barrels royalty holiday was used up in 2009 and the Company is subject to regular royalty rates in 2010.

(3)
Operating and transportation expenses for Q2 2010 decreased to $12.11 per BOE compared to $18.60 per BOE for Q2 2009 despite higher revenues. The installation of the compressor in January 2010 resulted in minimal compression costs, which accounted for the reduction in operating and transportation expenses for the current quarter.

(4)
Operating netbacks for the current quarter increased to $26.87 per BOE from $16.45 per BOE for Q2 2009. The increase was mainly due to higher revenues and lower operating and transportation expenses. This was partially offset by increased royalties for Q2 2010.

Liquidity and Capital Resources

Cash Flow

The Company had cash and cash equivalents of $3 million as of June 30, 2010.  In addition to the cash balance, the Company also had accounts receivable of $1.4 million, most of which was related to June 2010 oil and gas sales and had been received subsequent to June 30, 2010.

Bank Loan and Bridge Loan Financing

In March 2010, the Company completely paid off its line of credit with a Canadian Bank.

Additionally, in March 2010, the Company acquired a new credit facility for up to $5,000,000. The first $2,000,000 of the facility was available. The remaining $3 million is subject to lenders’ engineering review. In June 2010, the Company received lender’s approval for the availability of an additional $1,500,000 of the facility.  As of June 30, 2010, a total of $3,500,000 of this facility was utilized.

Dejour is in discussions with this bridge loan lender to extend and increase this credit facility.

For more information and for Dejour’s detailed quarterly report, please visit SEDAR or the Company’s website at http://www.dejour.com.

All amounts above are in CAD$, unless otherwise noted. 1 US$ = 1.0646 CAD$.

Consolidated Condensed Balance Sheets

	As at June 30, 2010	As at December 31, 2009

Assets:

Cash and cash equivalents	$3,020,000	$2,733,000
Other current assets	1,909,000	1,280,000
Equipment	102,000	115,000
Other non-current assets	43,510,000	41,758,000
Total assets	$48,541,000	$45,886,000

Liabilities and shareholders’ equity:

Bank line of credit and bridge loan	$3,500,000	$850,000
Current liabilities	3,674,000	2,753,000
Loans from related parties	2,402,000	2,346,000
Other long-term liabilities	313,000	248,000
Shareholders’ equity	38,652,000	39,689,000
Total liabilities and shareholders’ equity	$48,541,000	$45,886,000

Consolidated Statements of Operations

	For the three months ended June 30,		For the six months ended June 30,
	2010	2009	2010	2009

Revenues:
Oil and natural gas revenue	$2,676,000	$1,682,000	$4,023,000	$4,095,000
Realized financial instrument gain (loss)	93,000	-	51,000	289,000
	2,769,000	1,682,000	4,074,000	4,384,000
Expenses:
Royalties	551,000	(23,000)	772,000	504,000
Operating and transportation	660,000	875,000	1,502,000	1,873,000
Amortization, depletion and accretion	727,000	1,264,000	1,473,000	3,975,000
Interest expense and finance fee	275,000	306,000	528,000	506,000
General and administrative	769,000	852,000	1,756,000	1,789,000
Non-cash stock-based compensation	151,000	107,000	315,000	317,000
	3,133,000	3,381,000	6,346,000	8,964,000

Loss before the following and income taxes	(364,000)	(1,699,000)	(2,272,000)	(4,580,000)
Interest and other income	8,000	105,000	17,000	363,000
Gain (loss) on disposition of investment	-	37,000	-	(274,000)
Equity loss from Titan	-	-	-	(142,000)
Foreign exchange gain (loss)	12,000	477,000	(3,000)	325,000

Loss before income taxes	(344,000)	(1,080,000)	(2,258,000)	(4,308,000)
Future income taxes recovery	-	299,000	-	1,078,000

Net loss for the period	$(344,000)	$(781,000)	$(2,258,000)	$(3,230,000)

Net loss per share – basic and diluted	$0.003	$0.011	$0.023	$0.044

Weighted average number of common shares outstanding – basic and diluted	98,698,372	74,343,228	98,220,180	74,034,042

Consolidated Condensed Statements of Cash Flows

	For the three months ended March 31,		For the six months ended June 30,
	2010	2009	2010	2009

Cash, beginning of period	$1,336,000	$1,679,000	$2,733,000	$744,000

Cash from (used in) operating activities	553,000	(1,148,000)	-	(1,044,000)

Cash from (used in) investing activities:
Purchase of equipment	(2,000)	-	(2,000)	(5,000)
Proceeds on disposal of investment	-	118,000	-	2,306,000
Proceeds from sales of oil and gas properties	-	4,282,000	-	4,282,000
Resource properties expenditures	(883,000)	(301,000)	(3,141,000)	(795,000)
Total cash from (used in) investing activities	(885,000)	4,099,000	(3,143,000)	5,788,000

Cash from (used) in financing activities	2,016,000	(3,572,000)	3,430,000	(4,430,000)

Cash, end of period	$3,020,000	$1,058,000	$3,020,000	$1,058,000

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance / Uinta Basin (109,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage.

Dejour, maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE - Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Non-GAAP Measures: This news release contains references to non-GAAP measures as follows:

Operating Cash Flow is a non-GAAP measure defined as net cash provided by operating activities before changes in assets and liabilities.

Operating Netback is a non-GAAP measure defined as revenues less royalties and operating and transportation expenses.

EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, interest expense and finance fee, and amortization, depletion and accretion.

Adjusted EBITDA excludes certain items that management believes affect the comparability of operating results. Items excluded generally are non-cash items, one-time items or items whose timing or amount cannot be reasonably estimated.

Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Operating Cash Flow, Operating Netback, EBITDA and Adjusted EBITDA and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil.  The term “BOE” may be misleading if used in isolation.  A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Statements Regarding Forward-Looking Information: This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assessment that the reserves and resources described can be profitably produced in the future, based on certain estimates and assumptions, these forward-looking statements include but are not limited to, the availability of funding for future projects, anticipated recovery per well for Gibson Gulch, the, risks related prospective resource best estimate being inaccurate or incomplete or based upon errors in assumptions, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: August 16, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer